SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 16, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Daniel Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) miknad@samsung.co.kr

dlw 12/23

December 16, 2002

SEC Investment in TFT-LCD Line 6 in Effect

- Line 6 is estimated to have a capacity of 60,000 Generation 5 mother glasses (1,100 x 1,250 $mm^2 + \alpha$) per month.

- Lines 5 and 6 are expected to accommodate a total of 160,000 Generation 5 mother glasses per month.

- Construction of line 6 will begin this month.

- The investment is expected to total KRW 66 Bn.

- Line 6 is expected to begin operating in October 2003.

- The investment in line 6 is expected to further strengthen SEC's premier position in the TFT-LCD business.

- SEC is also considering introducing the Generation 6 line for LCD-TV monitors in early 2005.

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